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--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             -----------------------------
 FORM 4                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               -----------------------------
/ / CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                OMB NUMBER:       3235-0287
    LONGER SUBJECT TO                                                                                   EXPIRES: PENDING
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   ESTIMATED AVERAGE BURDEN
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or     HOURS PER RESPONSE .... 0.5
    CONTINUE.  SEE                       Section 30(h) of the Investment Company Act of 1940           -----------------------------
    INSTRUCTION 1(b).
(Print or Type Responses)
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1. Name and Address of Reporting Person*     2. Issuer Name AND Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
                                                                                                    Director             10% Owner
   Bristol          Brian           T.          SoundView Technology Group, Inc. SNDV          ----                 ----
---------------------------------------------------------------------------------------------   X   Officer (give        Other
    (Last)        (First)        (Middle)    3. I.R.S. Identification   4. Statement for       ----          title  ---- (specify
                                                Number of Reporting        Month/Day/Year                    below)       below
                                                Person, if an entity                          Managing Director and Head of
                                                (voluntary)                                   Investment Banking
1700 East Putnam Avenue                                                      09/03/2002       -------------------------------------
--------------------------------------------                            --------------------- 7. Individual or Joint/Group Filing
                  (Street)                                              5. If Amendment,          (Check Applicable Line)
                                                                           Date of Original   _X_Form filed by One Reporting Person
                                                                           (Month/Day/Year)   ___Form filed by More than One
Old Greenwich      CT              06870-7000                                                    Reporting Person
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    (City)       (State)            (Zip)        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of   2. Trans-  2A. Deemed     3. Trans-     4. Securities Acquired (A)      5. Amount of      6. Owner-     7. Nature
   Security      action      Execution     action        or Disposed of (D)              Securities        ship          of In-
   (Instr. 3)    Date        Date,         Code          (Instr. 3, 4 and 5)             Beneficially      Form:         direct
                             if any        (Instr. 8)                                    Owned Follow-     Direct        Bene-
                 (Month/     (Month/                                                     ing Reported      (D) or        ficial
                 Day/        Day/          ------------------------------------------    Transaction(s)    Indirect      Owner-
                 Year)       Year)                                   (A) or              (Instr. 3         (I)           ship
                                           Code    V       Amount    (D)     Price        and 4)           (Instr. 4)    (Instr. 4)

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Common Stock (1) 09/03/02                          F       38,142    D       1.339        933,177           D
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Common Stock                                                                               19,782           I            (2)
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Common Stock                                                                              283,631           I          SoundView
                                                                                                                       401(k) Plan
                                                                                                                       f/b/o Bristol
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FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security     2. Conver-   3. Trans-   3A. Deemed   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action       Execution   tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date         Date,       (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/       if any                    posed of (D)             (Month/Day/
                                       Deriv-       Day/         (Month/                   (Instr. 3, 4, and 5)     Year)
                                       ative        Year)        Day/
                                       Security                  Year)


                                                                          --------------------------------------  ----------------
                                                                                                                  Date     Expira-
                                                                                                                  Exer-    tion
                                                                           Code    V        (A)        (D)        cisable  Date
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Stock Options                          $0.69                                                                      (3)      1/03/05
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Stock Options                          $1.10                                                                      (4)      1/02/06
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Stock Options                          $1.54                                                                      (4)      2/03/07
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Stock Options                          $1.66                                                                      (4)      1/02/08
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Stock Options                          $2.65                                                                      (5)      1/23/12
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Stock Options                          $1.10                                                                      (3)      1/02/06
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Stock Options                          $1.66                                                                      (3)      1/02/08
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7. Title and Amount of Under-       8. Price   9. Number         10. Owner-     11. Nature
   lying Securities                    of         of Deriv-          ship           of In-
   (Instr. 3 and 4)                    Deriv-     ative              Form           direct
                                       ative      Securi-            of De-         Bene-
                                       Secur-     ties               rivative       ficial
                                       ity        Bene-              Secu-          Own-
                                       (Instr.    ficially           rity:          ership
                                       5)         Owned              Direct         (Instr. 4)
   ----------------------------                   Following          (D) or
   Title              Amount or                   Reported           Indi-
                      Number of                   Transaction(s)     rect (I)
                      Shares                      (Instr. 4)         (Instr. 4)
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Common Stock,         73,051                                          D
par value $.01
per share
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Common Stock,         47,686                                          D
par value $.01
per share
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Common Stock,         58,207                                          D
par value $.01
per share
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Common Stock,         15,219                                          D
par value $.01
per share
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Common Stock,         50,000                                          D
par value $.01
per share
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Common Stock,         47,686                                          D
par value $.01
per share
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Common Stock,          5,073                        296,922           D
par value $.01
per share
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Explanation of Responses:

(1) This number represents the total number of shares of Common Stock held by Mr. Bristol, including restricted shares.
(2) These shares are owned by Mr. Bristol as Trustee under three different trusts f/b/o his children.
(3)  These stock options are fully vested.
(4) The stock options vest in equal installments beginning March 31, 2000 and every three months thereafter for three years.
(5) The stock options vest in equal installments beginning March 31, 2002 and vest every three months thereafter for four years.


                                /s/                                   9/04/02
                               -----------------------------------  -----------
                                 **Signature of Reporting Person       Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).

**Intentional misstatements or omissions of facts constitute
  Federal Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, SEE Instruction 6 for procedure.

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